Free Writing Prospectus to Preliminary Pricing Supplement No. 13,452

Registration Statement Nos. 333-275587; 333-275587-01

Dated January 14, 2026; Filed pursuant to Rule 433

Morgan Stanley

5-Year Market-Linked Notes Based on the Value of a Basket Composed of 5 Indices

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary terms referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	January 30, 2026
Original issue date:	February 4, 2026 (3 business days after the pricing date)
Maturity date:	February 5, 2031
Interest:	None
Basket:	Basket component EURO STOXX 50® Index (SX5E) Tokyo Stock Price Index (TPX) FTSE® 100 Index (UKX )	Basket component weighting 40.00% 25.00% 17.50%
	Swiss Market Index® (SMI)	10.00%
	S&P®/ASX 200 Index (AS51)	7.50%
We refer to each of the SX5E Index, the TPX Index, the UKX Index, the SMI Index and the AS51 Index as an underlying index and, together, as the underlying indices.
Payment at maturity:

The payment due at maturity per $1,000 stated principal amount will equal:

$1,000 + supplemental redemption amount, if any.

In no event will the payment due at maturity be less than the stated principal amount, regardless of the performance of the underlying indices.

Supplemental redemption amount:	(i) $1,000 times (ii) the basket percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	115.10%
Basket percent change:	(final basket closing value – initial basket value) / initial basket value
Initial basket value:

The initial basket value will equal 100, which is equal to the sum of the products of (i) the initial index value of each basket component and (ii) the multiplier for such basket component, each as determined on the pricing date.

Final basket closing value:	The basket closing value on the determination date
Determination date:	January 31, 2031, subject to postponement for non-index business days and certain market disruption events
CUSIP / ISIN:	61780AYF6 / US61780AYF64
Preliminary terms:	https://www.sec.gov/Archives/edgar/data/895421/000183988226002352/ms13452_424b2-01409.htm
[1]All payments are subject to our credit risk

Hypothetical Payout at Maturity1

Change in Basket Value	Return on Notes
+90%	103.59%
+80%	92.08%
+70%	80.57%
+60%	69.06%
+50%	57.55%
+40%	46.04%
+30%	34.53%
+20%	23.02%
+10%	11.51%
+5%	5.76%
0%	0%
-5%	0%
-10%	0%
-20%	0%
-30%	0%
-40%	0%
-50%	0%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Indices

For more information about the underlying indices, including historical performance information, see the accompanying preliminary terms.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●The notes do not pay interest and may not pay more than the stated principal amount at maturity.

●The market price of the notes will be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The estimated value of the notes is approximately $946.70 per note, or within $55.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The amount payable on the notes is not linked to the value of the underlying indices at any time other than the determination date.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●Investing in the notes is not equivalent to investing in the basket components; you have no shareholder or other rights in the basket components and are exposed to the credit risk of Morgan Stanley.

●The notes will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Risks Relating to the Basket Components

●Changes in the value of one or more of the basket components may offset each other.

●The basket components are not equally weighted.

●There are risks associated with investments in notes linked to the value of foreign equity securities.

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the notes.

●Adjustments to the basket components could adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Notes –Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.